Exhibit 99.1

For immediate release

Sify reports revenues of INR 8570 million for fiscal year 2012-13

EBITDA for the year stood at INR 802 million, an increase of 63.6% over last year

Chennai, Thursday, April 18, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Network, IT and Application services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the fiscal year 2012-13.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the year ended March 31, 2013 was INR 8570 million as against revenue of INR 7698 million last year, up 11.3% over last year.

•	EBITDA for the FY 2012-13 was INR 802 million, as compared to INR 490 million in the previous year, an increase of 63.6%.

•

Net Profit for the year was INR 477 million as against a net loss of INR 385 million for the previous year; the net profit for the year included a one-time gain of INR 658 million from sale of stake in associate company.

•	Capex during the year was INR 1846 million. Cash balance at the end of the year was INR 999 million.

Mr. Raju Vegesna, Chairman, said, “As a company we have invested in a robust network with sufficient capacity for our growing connectivity business. We also remain one of the only network service providers which is also a leading provider of Data Center and IT Services. Clients are recognising the benefits of these core capabilities, along with our Solutions and Services focus, strengthening our ability to deliver end-to-end ICT solutions. The benefits of this approach can be seen in an increasing number of large orders, many of which are now in an advanced stage of implementation.

Over the past year, we have begun packaging many of our solutions and services into flexible and scalable modules. We are now able to implement projects quickly, scale them efficiently and cross-pollinate them with solutions from other service providers, while giving clients cost-effective solutions. Our USPs have always been agility and flexibility. In the coming years, we will continue to strengthen our portfolio of services to help Enterprises reach markets quicker at the most economical prices.”

Mr. Kamal Nath, CEO, said, “Sify is fast emerging as a Service Provider with skill-sets of a Systems Integrator who can design and deliver multi-tower IT & Telecom projects in various commercial models. This is going to be our unique positioning and identity going forward. Having established a strong brand name in the Network Services space, we are aggressively focusing on Data Center & Disaster Recovery Solutions both on a Public & Private Cloud model. Whenever a client moves to our Data Center facility, Sify would deliver the complete IT Infrastructure, Telecom Infrastructure and Managed IT Services at a significantly lower cost by virtue of tools and automation driven shared services model. Our new Data Center facilities are aimed towards providing our customers flexible and cost effective hosted IT solutions across multiple cities. This is a win-win situation as it is resulting into increased wallet share of customers IT spend while we are lowering the TCO for them.”

Mr. M P Vijay Kumar, CFO, said, “Over the last year, our adherence to strict supervision of our expenditure has contributed to steadily improving financial results. At the same time, we continue to make investments in solid infrastructure needed to grow our business and leverage economies of scale. As a result, we remain in good fiscal health amidst continuing market uncertainties. An early market revival should see us reaping the benefits of our fiscal discipline and market strategies.

Cash balance at the end of the year was INR 999 million”

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

(In INR millions)

Description	Year ended March 2013	Year ended March 2012	Quarter ended March 2013	Quarter ended March 2012
Enterprise	7,871	6,948	2,142	1,671
Software	699	750	172	149

Revenue	8,570	7,698	2,314	1,820

Cost of Revenues	(4,759)	(4,661)	(1,241)	(1,029)
Selling, General and Administrative Expenses	(3,009)	(2,547)	(815)	(681)

EBITDA	802	490	258	110

Depreciation and Amortisation expense	(849)	(692)	(212)	(177)
Net Finance Expenses	(173)	(247)	(52)	(52)
Other Income	39	37	13	18
Share of Affiliates	—	27	—	(10)
Profit from sale of shares in affiliate and rights therein	658	—	—

Profit / (loss) Before tax	477	(385)	7	(111)

Income Taxes			—	—

Profit / (loss) for the period	477	(385)	7	(111)

Reconciliation with Non-GAAP measure
Profit / (loss) for the period	477	(385)	7	(111)
Add:
Depreciation and Amortisation expense	849	692	212	177
Net Finance Expenses	173	247	52	52
Less:
Other Income	(39)	(37)	(13)	(18)
Share of Affiliates	—	(27)	—	10
Profit from sale of shares in affiliate and rights therein	(658)	—	—	—

EBITDA	802	490	258	110

BUSINESS HIGHLIGHTS:

Enterprise business

Network services

•	Revenue from Data services is up 21% over last year; in Q4 growth was 25% over same quarter last year.

•	Revenue from Voice business has grown 27% over previous year. Sify is now carrying more than 3.6 billion minutes annually.

•	Wireless access links have increased by 40% over last year.

•	Overall Internet business grew by 50% over last year

•	The Carrier business registered a growth of 22% growth in revenues over last year.

•	Sify established itself as a significant IP transit provider by successfully winning a large contract from a Public Sector Undertaking.

•

The business won a significant contract for 2500 connects from an NBFC client. In addition, existing clients have extended their engagement with us, with some of them nominating us as “Preferred Partner”

•	The business has enrolled 1200 new customers across the year

•	Sify launched a high definition cloud-based Video Conferencing Solution in association with Vidyo, named by the World Economic Forum as 2013 “Tech Pioneer”.

IT Services

•	This year, we added a World class Tier III Data Center facility at NOIDA to augment our capacity. This Data Center is certified Tier III by Uptime institute

•	The Data Center business has tied up new partnerships with two Indian MNC IT majors.

•	Our Cloud business saw the maximum traction with a growth of more than 50% in revenue over last fiscal.

•	The business has added 26 large Enterprise customers and more than 60 SME projects

•	Our Cloud portfolio has been strengthened by our partnership with InMage, a recognised world leader in the field of Disaster Recovery

•	Multiple variants of our DR solutions on Cloud have been delivered to more than 10 large enterprise customers

•	We have become India’s first vCloud powered service provider and also joined Hp Cloud Agile Partnership Program

•	We have also bagged a new government project for an Online Housing Project for India’s most populous state.

•	One of India’s leading Healthcare service provider has entrusted a complete IT transformation project to us.

•	Our Data Center practise is now a regular winner at industry leading forums and we are being picked as partner-of-choice by many others.

Software services

•	The eLearning business acquired over 10 new accounts for talent management

•	The Enterprise Software business has won significant web application and e-procurement deals in local urban bodies and from the different departments of state of Maharastra

•	A strong focus on collections has substantially improved the receivables of the third and fourth quarters.

•	The Sify.com portal grew annually around 55%, in terms of unique visitors

•	Sify Finance is among the top 3 finance portals in the category, having a growth rate of 113%.

•	We have also launched our popular Samachar app on the Apple IOS platform.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1000 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

As a solutions provider, Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com